Exhibit 3.2

Amendment to Bylaws of NSTS Bancorp, Inc., effective March 29, 2023

The Bylaws of NSTS Bancorp, Inc. be and hereby are amended by revising Section 12 of Article III thereof in its entirety to read as follows:

“Section 12.         No person shall be eligible for nomination, election or appointment to the board of directors who is age 75 or older as of the effective date of such nomination, election or appointment. Any director who attains the age of 75 during their term shall resign from the board of directors effective upon the next annual meeting of stockholders for the election of directors of NSTS Bancorp, Inc.”

Adopted by the Board of Directors of NSTS Bancorp, Inc. on March 29, 2023.